Hey [Potential Investor],

I've attached the Hashku pitch deck, and I've cc'd Joel Ponce (the CEO / Co-founder of Hashku).

Here's a quick list on why we're excited about Hashku:

- [Joel](#) is a Web3 thought leader who has the perfect complement of agency and brand experiences to lead this business, and **has been selling into top-tier brands with related offerings for the last decade**.
- We have a compelling one-to-many, go-to-market strategy (selling through agencies) that is already paying dividends. i.e. **Hashku has a $5M pipeline through these relationships, and is projecting $1.5M in revenue in its first 12 months.**
- We have a **depth of knowledge and relationships to leverage and support Joel** in growing the managed services side of the Hashku business up to the first $10-$20M in revenue, while the software revenue grows and scales over time.

We look forward to talking through this opportunity together – can you share a few dates and times when your available to chat?

All the best,

[Emailer]